MoMo West, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MoMo West, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 21, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	753,313	626,510
Accounts Receivable	1,820	45,365
Inventory	221,090	207,972
Total Current Assets	976,223	879,847
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	2,134,941	2,487,661
Right-Of-Use Assets	4,564,792	5,057,165
Loan Receivable - Related Party	52,656	22,949
Security Deposits	154,898	154,898
Total Non-Current Assets	6,907,287	7,722,674
TOTAL ASSETS	7,883,510	8,602,521
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	292,610	335,186
Accounts Payable - Related Parties	27,665	28,813
Notes Payable - Related Parties	672,000	744,000
Notes Payable	55,478	-
Gift Card Liability	8,903	9,249
Sales and State Tax Payable	83,201	89,239
Other Payable - Related Party	221,775	142,094
Payroll Expense and Management Fees	148,583	237,998
Short Term Lease Liability	497,457	448,176
Other Liabilities	14,069	-
Total Current Liabilities	2,021,742	2,034,755
Long-term Liabilities		
Notes Payable - Related Parties	1,208,000	1,208,000
Notes Payable	561,749	664,552
Long Term Lease Liability	4,313,599	4,811,055
Total Long-Term Liabilities	6,083,348	6,683,607
TOTAL LIABILITIES	8,105,089	8,718,362
Commitments and Contingencies (Note 4)		
EQUITY		
Member's Equity	(221,580)	(115,842)
Total Equity	(221,580)	(115,842)
TOTAL LIABILITIES AND EQUITY	7,883,510	8,602,521

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	10,977,491	10,033,045
Cost of Revenue	2,810,332	2,638,437
Gross Profit	8,167,160	7,394,607
Operating Expenses		
Advertising and Marketing	53,919	26,996
General and Administrative	6,991,960	6,536,754
Rent and Lease	936,013	901,194
Depreciation	339,805	357,591
Amortization	12,915	20,843
Total Operating Expenses	8,334,612	7,843,378
Operating Income (loss)	(167,452)	(448,770)
Other Income		
Other	123,355	600,074
Total Other Income	123,355	600,074
Other Expense		
Interest Expense	61,641	64,853
Total Other Expense	61,641	64,853
Earnings Before Income Taxes	(105,738)	86,450
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(105,738)	86,450

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2022	392,193	(1,559,100)	(1,166,907)
Capital Contributions	964,615	-	964,615
Net Income (Loss)	-	86,450	86,450
Ending Balance 12/31/2022	1,356,808	(1,472,650)	(115,842)
Net Income (Loss)	-	(105,738)	(105,738)
Ending Balance 12/31/2023	1,356,808	(1,578,388)	(221,580)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(105,738)	86,450
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	339,805	357,591
Amortization	12,915	20,843
Accounts Payable and Accrued Expenses	(117,922)	(20,717)
Accounts Payable - Related Parties	(1,148)	(90,021)
Gift Card Liability	(346)	(300)
Inventory	(13,118)	(51,923)
Accounts Receivable	43,545	(1,794)
Sales and State Tax Payable	(6,038)	17,462
Other Payable - Related Party	79,681	162,269
Operating Lease Liability	44,197	57,158
Other Assets	-	6,251
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	381,572	456,819
Net Cash provided by (used in) Operating Activities	275,834	543,269
INVESTING ACTIVITIES		
Fixed Assets	-	(41,198)
Loan Receivable - Related Party	(29,707)	(42,949)
Net Cash provided by (used by) Investing Activities	(29,707)	(84,148)
FINANCING ACTIVITIES		
Proceeds from Capital Contributions	-	964,615
Proceeds from/(Repayment of) Notes Payable - Related Parties	(122,000)	513,998
Proceeds from(Repayment of) Notes Payable	2,675	(1,460,456)
Net Cash provided by (used in) Financing Activities	(119,325)	18,157
Cash at the beginning of period	626,510	149,231
Net Cash increase (decrease) for period	126,802	477,279
Cash at end of period	753,312	626,510

MoMo West, LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MoMo West, LLC ("the Company") was formed in California on February 21, 2015. The Company owns and operates MoMo Paradise restaurants in Southern California, delivering unique dining experiences that combine exceptional culinary quality with a modern, vibrant atmosphere. The Company's headquarters is located in Los Angeles, CA, and its customers are primarily local residents and visitors across the region. The Company will conduct a crowdfunding campaign under Regulation CF to raise funds to help us open a new store in Irvine.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the provision of food and beverage services to customers. Revenue is recognized at the point in time when control of the goods and services is transferred to the customer, which typically occurs upon completion of the dining experience or at the time of delivery or pickup for takeout and online orders.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost
Leasehold Improvements	10-15	2,579,836
Furniture, Fixtures, Equipment, & Other	5-7	1,383,461
Grand Total of Fixed Assets	-	**3,963,297**
Accumulated Depreciation	-	(1,828,355)
Total Fixed Assets, net of Depreciation as of 12/31/23	-	**2,134,941**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

As of December 31, 2023 and 2022, the Company had inventory balances of $221,090 and $207,972, respectively. Inventory primarily consists of food and beverage items and is stated at the lower of cost or net realizable value. Cost is determined using the weighted average method, based on monthly full inventory counts.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company was loaned amounts by related parties totaling $272,000 and $344,000 as of December 31st, 2023 and 2022. The loans accrue interest at 4% annually with interest paid in full at the beginning of each year. The loans are due on demand.

The Company was loaned amounts by related parties totaling $400,000 as of December 31st, 2023 and 2022. The loans accrue interest at 2% annually with interest paid in full at the beginning of each year. The loans are due on demand.

The Company entered into multiple loans for which they had a balance of $1,208,000 as of December 31st, 2023. The loans bear interest compounded annually at 2% from inception through December 31, 2022, 3% from January 1, 2023 through December 31, 2024, and 6% from January 1, 2025 through December 31, 2026, subject to the applicable usury limit in the Company's state, with interest payable annually on December 31 of each year; all payments made by the Company shall be applied first to accrued interest and then to principal, and any unpaid balance as of December 31, 2026 shall be due in full or converted to paid-in capital for the lending party. Management has indicated that they intend to extend the maturity date to December 31st, 2031.

A related party entity loaned and was loaned various amounts resulting in a net receivable of $52,656 as of December 31st, 2023. The amounts do not accrue interest and are due on demand.

Related parties paid for various operating expenses incurred by the Company resulting in a payable of $27,665 and $28,813 as of December 31st, 2023 and 2022. The payable does not accrue interest and is due on demand.

The Company received amounts from a related party management company. The amounts do not accrue interest and are due on demand. The balance of the payable was $221,775 and $142,094 as of December 31st, 2023 and 2022, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers besides the Americans with Disabilities Act (ADA) claim disclosed below. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

ADA Compliance Matter

In August 2023, the Company was named in an ADA claim related to the accessibility of its website. The Company promptly addressed the issue using third-party compliance software. The matter was resolved with no material financial impact. Any associated costs or liability are the responsibility of the software provider under the terms of their agreement.

Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception.

Lease terms reflect the non-cancelable period of each agreement. Optional renewal periods are included in the lease term only when the Company is reasonably certain to exercise the option, based on economic incentives and operational expectations. For leases extending beyond 2028, renewal options have not been included due to the uncertainty inherent in long-term restaurant operations.

The Company entered into 4 separate lease agreements for its 4 restaurant locations, which includes leases at the Village at Mira Mesa, Paradise at Lowland Heights, Paradise Torrance, and Pacific Plaza Arcadia. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

	Year Ending 2023-12
Lease expense	
Operating lease expense	1,434,890

Short-term lease expense	-
Variable lease expense	-
Sublease income	-
Total	1,434,890

Other Information

(Gains) losses on sale-leaseback transactions, net *	-
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	1,333,536
ROU assets obtained in exchange for new operating lease liabilities	6,569,765
Weighted-average remaining lease term in years for operating leases	8.54
Weighted-average discount rate for operating leases	4.5

Maturity Analysis	Operating
2024-12	701,148
2025-12	704,736
2026-12	725,620
2027-12	744,972
2028-12	759,510
Thereafter	2,197,745
Total undiscounted cash flows	5,833,731
Less: Imputed Interest	(1,022,676)
Total lease liabilities	4,811,055

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a SBA EIDL loan agreement in 2020 for which they received $150,000. The loan accrues interest at 3.75% and contains a maturity date of May 30th, 2050. The balance of the loan was $149,900 as of December 31st, 2023.

The Company entered into a loan agreement in 2019 for which they received $650,000. The loan accrues interest at 5.75% and contains a maturity date of August 30th, 2025. The balance of the loan was $516,845 and $467,327 as of December 31st, 2022 and 2023, respectively.

Debt Principal Maturities 5 Years Subsequent to 2023*

Year	Amount
2024	727,478
2025	411,849
2026	1,208,000
2027	-
2028	-
Thereafter	149,900

*The Debt Principal amounts listed here only include accounts on Statement of Financial Position titled "Notes Payable – Related Parties" and "Notes Payable".

NOTE 6 – EQUITY

The Company is a limited liability company with Common Membership Interests held by multiple members.

Voting Rights: Common Membership Interests carry voting rights, with each unit entitling its holder to one vote on Company matters.

Distributions: Distributions of available cash or assets will be allocated based on each Member's capital contribution, in accordance with the Operating Agreement.

Additional Terms: The rights, obligations, and privileges of these Common Membership Interests are governed by the Operating Agreement, including management and control of the Company.

The Company also has Preferred Membership Interests owned by multiple members.

Voting Rights: Preferred Membership Interests carry no voting rights.

Distributions: Distributions of available cash or assets will be allocated based on each Member's capital contribution, as set forth in the Operating Agreement.

Additional Terms: The rights and preferences of these Preferred Membership Interests are governed solely by the Operating Agreement and do not include voting rights.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.